

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

Via E-mail
Li-Hsing Chen
President and Chairman of the Board
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Tauyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 7, 2014**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your response letter dated November 6, 2014 and have the following comments.

Please respond to this letter within 10 business days by amending your filing and providing any information requested below. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Financial Statements

1. We note that in each of your land purchases, you issued notes payable to the sellers and then immediately converted the notes to shares of common stock. Therefore, it appears the substance of the transactions was the issuance of common stock for land. Please tell us why the consideration was structured as notes payable in the purchase agreements if the intent was to settle the transactions for stock.

2. We note your responses to our prior comments one through four. You state that prepaid assets consist of land purchases for which title to the land has yet to be transferred to you. You also state that you expect titles to be transferred to you upon proper registration at the corresponding land office in Taiwan within a reasonable time frame. Please tell us whether titles have been transferred to you and, if not, when you expect this to occur.

3. With regard to the classification of land purchases within the balance sheet, a company should reflect purchased land in its financial statements when the significant benefits and risks of ownership rest with the company. Please tell us whether the significant benefits and risks of ownership were transferred to you at the date of acquisition for the land purchases in 2013 and 2014 and provide us with your analysis in reaching such conclusion. If significant benefits and risks of ownership were transferred to you, it appears the purchases are, in substance, land within the non-current assets in your balance sheet. Please note the definition of current assets as those that are reasonably expected to be realized in cash, sold or consumed during the normal operating cycle of your business, which is within one year in your situation. See ASC 210-10-45-1 through 45-4 for the definition. If the characteristics of the assets do not meet that definition, please restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014 to properly classify these assets as non-current.

4. We note that the seller in substance controlled the land directly after the transfer based upon the significant amount of shares issued in each transaction and the seller's resulting significant ownership percentages of the company. Given this, it appears the value of the land recorded at the dates of acquisition should be carried over at its historical cost to the seller (i.e., the seller's carrying value). Refer to SAB Topic 5.G. Please advise us how you considered the guidance within the literature in determining your accounting. If you have determined that your accounting treatment is an accounting error, please restate your balance sheets at December 31, 2013 and the subsequent quarters ending in 2014 to properly reflect the value of each land purchase at its historical carrying value. Prior to restating your financial statements, please tell us the historical cost to the seller for each land purchase and how such historical cost was determined.

5. We note that the issuance of the notes payable in connection with the purchase of land has been presented as cash inflows from financing activities on the statement of cash flows. It appears the land purchases were non-monetary transactions settled in stock. If so, please restate your cash flow statements for the fiscal year ended December 31, 2013 and the six month period ended June 30, 2014 to properly reflect these transactions as non-cash.

Form 10-Q for Quarterly Period Ended September 30, 2014

Note 4: Related Party Transactions, page 7

6. We note the additional purchases of land in August 2014 for $111,581,126 and $40,957,778. Please address each of the above comments as they pertain to these additional land purchases, to the extent applicable.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief